Filed by Sabra Health Care REIT, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Care Capital Properties, Inc.

Commission File No.: 333-218678

The following is the form of a proxy card being distributed by Sabra Health Care REIT, Inc. to its stockholders.

SABRA HEALTH CARE REIT, INC. 18500 VON KARMAN AVE. SUITE 550 IRVINE, CA 92612

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Investor Address Line 1 Investor Address Line 2 Investor Address Line 3 Investor Address Line 4 Investor Address Line 5 John Sample 1234 ANYWHERE STREET ANY CITY, ON A1A 1A1

CONTROL #
NAME

THE COMPANY NAME INC. - COMMON

THE COMPANY NAME INC. - CLASS A

THE COMPANY NAME INC. - CLASS B

THE COMPANY NAME INC. - CLASS C

THE COMPANY NAME INC. - CLASS D

THE COMPANY NAME INC. - CLASS E

THE COMPANY NAME INC. - CLASS F

THE COMPANY NAME INC. - 401 K

	SHARES	123,456,789,012.12345 123,456,789,012.12345 123,456,789,012.12345 123,456,789,012.12345 123,456,789,012.12345 123,456,789,012.12345 123,456,789,012.12345 123,456,789,012.12345
TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: ☒	PAGE 1 OF 2

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends you vote FOR proposals 1 and 2.					For	Against	Abstain

1.     To approve the issuance of Sabra Health Care REIT, Inc. (“Sabra”) common stock in connection with the merger (the “Merger”) of Care Capital Properties, Inc., a Delaware corporation (“CCP”), with and into PR Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of Sabra (“Merger Sub”), with Merger Sub continuing as the surviving company in the Merger, pursuant to the Agreement and Plan of Merger, dated as of May 7, 2017, by and among Sabra, CCP, Merger Sub, Care Capital Properties, LP, a Delaware limited partnership, and Sabra Health Care Limited Partnership, a Delaware limited partnership (the “Sabra Common Stock Issuance Proposal”).

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2.     To approve the adjournment of the Sabra special meeting from time to time, if necessary or appropriate, including to solicit additional proxies in favor of the Sabra Common Stock Issuance Proposal if there are insufficient votes at the time of such adjournment to approve such proposal.

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NOTE: Such other business will be transacted at the special meeting as may properly come before the special meeting or any adjournments or postponements thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

SHARES CUSIP # SEQUENCE #
Signature [PLEASE SIGN WITHIN BOX]	Date	JOB #	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting: The Notice of Special Meeting and the related Proxy Statement/Prospectus is/are available at www.proxyvote.com

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SABRA HEALTH CARE REIT, INC. Special Meeting of Stockholders August 15, 2017 at 1:00 p.m. local time This Proxy is solicited by the Board of Directors

The undersigned stockholder(s), hereby revoking any proxy previously given, hereby appoint(s) Richard K. Matros and Harold W. Andrews, Jr., or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) each of them to represent and to vote, as designated on the reverse side of this proxy, all of the shares of common stock of SABRA HEALTH CARE REIT, INC. that the stockholder(s) is/are entitled to vote at the Special Meeting of Stockholders to be held August 15, 2017 at 1:00 p.m. local time, at Sabra’s Headquarters, 18500 Von Karman Avenue, Suite 550, Irvine, California 92612, and any adjournments or postponements thereof. The proposals referred to on the reverse side hereof are described in the Proxy Statement that is being delivered in connection with the Special Meeting of Stockholders.

This proxy, when properly executed and returned, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations included on the reverse side thereof. Whether or not direction is made, each of the named proxies is authorized to vote this proxy in his discretion on such other business as may properly come before the Special Meeting of Stockholders or any adjournments or postponements thereof.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE. IF YOU CHOOSE TO VOTE THESE SHARES BY TELEPHONE OR INTERNET, YOU DO NOT NEED TO RETURN THIS PROXY.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed merger of Care Capital Properties, Inc. (“CCP”) with a wholly owned subsidiary of Sabra Health Care REIT, Inc. (“Sabra”). In connection with the proposed merger, Sabra has filed a registration statement on Form S-4 (Registration File No. 333- 218678) with the U.S. Securities and Exchange Commission (“SEC”), which includes a joint proxy statement/prospectus with respect to the proposed merger. The registration statement was declared effective by the SEC on July 7, 2017, and Sabra and CCP mailed the definitive joint proxy statement/prospectus to stockholders of Sabra and CCP on or about July 10, 2017. The definitive joint proxy statement/prospectus contains important information about the proposed merger and related matters. STOCKHOLDERS OF SABRA and CCP ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SABRA, CCP AND THE MERGER. Stockholders can obtain copies of the definitive joint proxy statement/prospectus and other relevant materials and any other documents filed with the SEC by Sabra for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Sabra also can be obtained free of charge on Sabra’s corporate website at www.sabrahealth.com, or by directing a written request to Sabra Health Care REIT, Inc., 18500 Von Karman Avenue, Suite 550, Irvine, CA 92612, Attention: Investor Relations. Copies of the documents filed with the SEC by CCP also can be obtained free of charge on CCP’s corporate website at www.carecapitalproperties.com, or by directing a written request to Care Capital Properties, Inc., 191 North Wacker Drive, Suite 1200, Chicago, Illinois 60606, Attention: Investor Relations.

Participants in the Solicitation

Sabra and CCP, and their respective directors and executive officers and certain other employees, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information concerning the ownership of Sabra securities by Sabra’s directors and executive officers is included in their SEC filings on Forms 3, 4, and 5, and additional information about Sabra’s directors and executive officers is also available in Sabra’s proxy statement for its 2017 annual meeting of stockholders filed with the SEC on April 25, 2017 as well as its Form 10-K filed with SEC for the year ended December 31, 2016. Information concerning the ownership of CCP securities by CCP’s directors and executive officers is included in their SEC filings on Forms 3, 4, and 5, and additional information about CCP’s directors and executive officers is also available in CCP’s proxy statement for its 2017 annual meeting of stockholders filed with the SEC on April 7, 2017 as well as its Form 10-K filed with SEC for the year ended December 31, 2016. Other information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, is set forth in the definitive joint proxy statement/prospectus. These documents can be obtained free of charge from the sources indicated above.

Continued and to be signed on reverse side